[Bridge Bancorp, Inc. Letterhead]




November 12, 2008


Mr. William Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

         Re:      Bridge Bancorp, Inc.
                  Preliminary Proxy Statement on Schedule 14A
                  Filed November 3, 2008
                  File No. 001-34096

Dear Mr. Friar:

     The Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                               Very truly yours,

                                               /s/ Howard H. Nolan

                                               Howard H. Nolan

cc:      Marc P. Levy, Esq.